CM

SECURITIES 04019469 ION
W ..., D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-22818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. Gary Shilling & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Morris Avenue
(No. and Street)

Springfield (City) New Jersey (State) 07081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Webb 973-467-0070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trien Rosenberg, et al.
(Name – *if individual, state last, first, middle name*)

177 Madison Avenue, (Address) Morristown, (City) NJ (State) 07962 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL B

SEC ... WASH., D.C. JUN 14 2004 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Gary Shilling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. Gary Shilling & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Sheila Holveck
Notary Public
New Jersey
My Commission Expires July 2, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. GARY SHILLING & COMPANY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

This report is deemed **CONFIDENTIAL** in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Supplemental Report on Internal Control, bound separately, has been filed with the Securities and Exchange Commission simultaneously, herewith, as a public document.

WORD:\P&A:\C76458\SHILLING2003

A. GARY SHILLING & COMPANY, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2003

CONTENTS

WORD:\P&A:\C76458\SHILLING2003

TRIEN ROSENBERG ROSENBERG
WEINBERG CIULLO & FAZZARI LLP

Certified Public Accountants and Business Consultants

177 MADISON AVE. · BOX 1982
MORRISTOWN, NJ 07962-1982
TEL (973) 267-4200
FAX (973) 984-9634
expert@trienrosenberg.com

120 BROADWAY
36TH FLOOR
NEW YORK, NY 10271-0002
TEL (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
A. Gary Shilling & Company, Inc.
Springfield, New Jersey

We have audited the accompanying statement of financial condition of A. Gary Shilling & Company, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. Gary Shilling & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, except for the effects of the departure from U.S. generally accepted accounting principles described above.

Trien Rosenberg Rosenberg
Weinberg Ciullo & Fazzari, LLP

Morristown, New Jersey
February 14, 2004

A. GARY SHILLING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 139,247
Accounts receivable	48,602
Securities owned, at market value	443,759
Prepaid expenses and other assets	8,524
	640,132
Investment in partnership	137,049
Property and equipment, net	13,282
Security deposit	27,454
Total assets	$ 817,917

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses		$ 51,944
Deferred revenues		98,003
		149,947
Commitment and contingencies		
Shareholder's equity		
Common stock, no par value		
Authorized:	200.0 shares	
Issued and outstanding:	62.5 shares	192,922
Retained earnings		475,048
Total shareholder's equity		667,970
Total liabilities and shareholder's equity		$ 817,917

See accompanying notes to financial statements.

WORD:\P&A:\C76458\SHILLING2003

A. GARY SHILLING & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenues	$ 409,992
Commissions	132,000
Consulting fees	57,486
Investment advisory fees	135,859
Special economic service	129,750
Special projects	22,875
Dividend and interest	5,470
Realized gains	(12,515)
Unrealized losses	49,169
Rental income	32,819
Office services	4,308
Other revenue	(7,470)
Partnership loss	60,000
Administrative fees	
	1,019,743
Operating expenses	205,803
Officer's salary	306,945
Other salaries	106,082
Clearing and brokerage fees	106,532
Rent and utilities	28,707
Consulting fees	39,866
Printing, postage, and supplies	32,851
Payroll taxes	86,064
Employees' benefits	24,183
Professional fees	25,575
Miscellaneous	2,938
Travel and entertainment	6,660
Data processing	7,356
Telephone	2,829
Depreciation and amortization	4,565
Regulatory agency fees	1,398
Dues and subscriptions	8,311
Insurance	1,441
Repairs and maintenance	626
Other employee relations	
	998,732
	21,011
Income before provision for income taxes	
	507
Provision for income taxes	
	$ 20,504
Net income	

See accompanying notes to financial statements.

A. GARY SHILLING & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings	Total Share-holder's Equity
Balance - January 1, 2003	$ 192,922	$ 549,544	$ 742,466
Distributions	-	(95,000)	(95,000)
Net income	-	20,504	20,504
Balance - December 31, 2003	$ 192,922	$ 475,048	$ 667,970

See accompanying notes to financial statements.

A. GARY SHILLING & COMPANY, INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 20,504
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,829
Partnership loss	7,470
Original issue discount interest income on U.S. Treasury strips	(13,139)
Net realized/unrealized (gain) loss on securities	7,045
(Increase) decrease in assets:	
Accounts receivable	119,239
Prepaid expenses and other assets	995
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(8,426)
Income taxes payable	(100)
Deferred revenues	(31,932)
Total adjustments	83,981
Net cash provided by operating activities	104,485
Cash flows from investing activities:	
Purchase of property and equipment	(4,234)
Proceeds from sale of securities	7,028
Purchase of marketable securities	(102,333)
Net cash used in investing activities	(99,539)
Net cash used in financing activities:	
Distributions	(95,000)
Net decrease in cash and cash equivalents	(90,054)
Cash and cash equivalents at beginning of year	229,301
Cash and cash equivalents at end of year	$ 139,247
Supplemental disclosure of cash flows information:	
Cash paid during the year for taxes	$ 650

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers as cash equivalents all highly-liquid debt instruments purchased for short-term investment.

See accompanying notes to financial statements.

WORD:\P&A:\C76458\SHILLING2003

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

A. Gary Shilling & Company, Inc. (the "Company") provides clients with various business and economic services including forecasting, consulting and advising. The Company also is a registered broker-dealer in the investment banking and securities business and is a member of The National Association of Securities Dealers ("NASD"). The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of or custody of any customer funds since all customer transactions are cleared through another broker-dealer on a fully-disclosed basis. As a result, the Company is exempt from the provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3 relating to possession or control and customer reserve requirements.

(b) Revenue Recognition

The Company records profit and loss arising from securities transactions on a trade date basis. Securities in the Company's investment accounts are valued at market and resulting unrealized gains and losses are reflected in earnings.

The Company has various fee arrangements with its economic services clients. Billing is usually for services to be provided over a period of time, not exceeding twelve months. Accordingly, the Company has recorded a liability for fees received but not yet earned.

(c) Accounts Receivable

The Company has adopted the direct write-off method for accounts receivable. Based on prior years' experience and management's analysis of possible bad debts, an allowance for doubtful accounts was not deemed necessary.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

(e) Property and Equipment

The cost of property and equipment is depreciated and amortized by the use of the straight-line and accelerated methods over the estimated useful lives of the assets:

	Lives
Office equipment	5 - 7 Years
Furniture and fixtures	5 - 7 Years
Leasehold improvements	4 - 7 Years

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

(f) Income Taxes

The Company has elected to be taxed as an S corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal income taxes and is subject to a reduced state tax rate. The individual shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period, in deferred tax assets and liabilities.

Deferred state income taxes are principally applicable to unrealized appreciation of securities.

Note 2 - Property and Equipment

At December 31, 2003, property and equipment consisted of the following:

Office equipment	$ 360,265
Furniture and fixtures	44,832
Artwork	7,578
	412,675
Less: Accumulated depreciation and amortization	(399,393)
	$ 13,282

Note 3 - Securities Owned

Securities owned consist of investment securities at quoted market values, as follows:

	Owned
Corporate stocks	$ 43,778
Obligations of U.S. Government	399,981
	$ 443,759

WORD:\P&A:\C76458\SHILLING2003

Note 4 - Commitment and Contingencies

(a) Lease Commitment

The Company's operating lease for office facilities is scheduled to expire in October 2005 and requires a minimum rent of $109,008 per annum. The Company has entered into a sublease agreement with an unrelated third party covering the term of the lease. Rental income for the year ended December 31, 2003 totaled $49,169.

(b) NASD Examination

During 2003, the Company underwent NASD examination, which resulted in certain findings and comments. In January 2004, the Company implemented the necessary corrective actions to comply with the NASD regulations. Nevertheless, the Company may be subject to fines, which are not yet determinable at this time. Management believes that the resolution or the ultimate outcome of this matter is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. However, due to uncertainties in this matter, it is reasonably possible that management's view of the outcome could change in the near future.

Note 5 - Profit Sharing Plan

The Company has adopted a 401(k) profit sharing plan which covers all qualified employees. The plan provides for matching contributions by the Company of up to 6.5% of each qualified employee's salary with benefits vesting equally over a five-year period. Profit sharing expense for the year ended December 31, 2003 was $50,026.

Note 6 - Related Party Transactions

The Company charges an administrative fee to Lakeview Services, Inc. ("Lakeview") which is 100% owned by A. Gary Shilling (the sole shareholder of the Company). The fee is charged for reimbursement of certain administrative expenses incurred by the Company on behalf of Lakeview. The administrative charge for the year ended December 31, 2003 amounted to $60,000.

The Company's investment in Thematic Futures Fund, L.P. totaled $137,049 at December 31, 2003 and is accounted for under the equity method in accordance with U.S. generally accepted accounting principles. The general partner of this partnership is Lakeview (whose sole shareholder is the same sole shareholder of the Company). The Company's partnership interest incurred and paid $1,426 of expense reimbursement fees to Lakeview in 2003.

Another investment partnership whose general partner is Lakeview (whose sole shareholder is the same sole shareholder of the Company) paid commissions in the amount of $6,308 to the Company during the year ended December 31, 2003.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $408,683 which was $308,683 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 37%.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of December 31, 2003, pursuant to SEC rule 17a-5, is available for inspection at the Company's main office and at the regional office of the SEC.

A. GARY SHILLING & COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1
DECEMBER 31, 2003

Total shareholder's equity		$ 667,970
Deductions and/or charges		
Total nonallowable assets		
Investment in partnership	$ 137,049	
Accounts receivable	48,602	
Prepaid expenses and other assets	7,000	
Property and equipment, net	13,282	
Security deposit	27,454	
Total deductions and/or charges		233,387
Net capital before haircuts on securities positions (tentative net capital)		
Haircuts on securities		
Exempt securities	17,467	
Other securities	8,385	
Undue concentration	48	
Total haircuts on securities		25,900
Net capital		408,683
Minimum net capital requirements - the greater of 6-2/3% of aggregate indebtedness of $149,947 or $100,000		100,000
Excess of net capital over requirement		$ 308,683
Percentage of aggregate indebtedness to net capital ($149,947 ÷ $408,683)		37%
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 51,944	
Deferred revenues	98,003	
Total aggregate indebtedness		$ 149,947

There was no difference between the audited capital computation and the respondent's unaudited corresponding computation. Accordingly, no reconciliation was deemed necessary.

See independent auditors' report.

A. GARY SHILLING & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

WORD:\P&A:\C76458\SHILLING2003

TRIEN ROSENBERG ROSENBERG WEINBERG CIULLO & FAZZARI LLP

Certified Public Accountants and Business Consultants

177 MADISON AVE.· BOX 1982
MORRISTOWN, NJ 07962-1982
TEL (973) 267-4200
FAX (973) 984-9634
expert@trienrosenberg.com

120 BROADWAY
36TH FLOOR
NEW YORK, NY 10271-0002
TEL (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
A. Gary Shilling & Company, Inc.
Springfield, New Jersey

In planning and performing our audit of the financial statements and supplementary information of A. Gary Shilling & Company, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TRIEN ROSENBERG ROSENBERG
WEINBERG CIULLO & FAZZARI LLP
Certified Public Accountants and Business Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Trien Rosenberg Rosenberg
Weinberg Ciullo & Fazzari, LLP

Morristown, New Jersey
February 14, 2004